                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)
                             ILLINOIS POWER COMPANY
                            (Name of Subject Company)

                         ILLINOIS POWER COMPANY (ISSUER)
                         ILLINOVA CORPORATION (OFFEROR)
                              DYNEGY INC. (OFFEROR)
                            (Names of Filing Persons)

4.08% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-20-8 4.20% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-30-7 4.26% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-40-6 4.42% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-50-5 4.70% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-60-4 7.75% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-79-4
                        (Title of Class of Securities)
                    (CUSIP Number of Class of Securities)

                               KENNETH E. RANDOLPH
                                   DYNEGY INC.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                                Julien R. Smythe
                                  Mark S. Croft
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        711 Louisiana, Suite 1900 - South
                              Houston, Texas 77002
                                 (713) 220-5800
                               Fax: (713) 236-0822


                            CALCULATION OF FILING FEE
    -----------------------------------------------------------------------
        Transaction Valuation*                Amount of Filing Fee
    -----------------------------------------------------------------------
             $37,046,426                            $7,409
    -----------------------------------------------------------------------

   * Fee paid previously. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction value. The transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of preferred stock listed above pursuant to the tender offer described in the Offer to Purchase and Consent Statement filed as Exhibit (a)(1)(i) hereto. The purchase price for the outstanding shares is $37,046,426.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $7,409              Filing Parties:    ILLINOIS POWER COMPANY
                             ------------                              (ISSUER), ILLINOVA
                                                                       CORPORATION (OFFEROR) AND
                                                                       DYNEGY INC. (OFFEROR)
                                                                       --------------------------

Form or Registration No.:   SCHEDULE TO 2002        Date Filed:        OCTOBER 22, 2001, FEBRUARY 25, 2002
                          ---------------------                        ------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X| third-party tender offer subject to Rule 14d-1.
          issuer tender offer subject to Rule 13e-4.
      |X| going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:

                             INTRODUCTORY STATEMENT

      This Amendment 4 to Tender Offer Statement on Schedule TO (the
"Schedule TO") is being filed with the Securities and Exchange Commission (the "Commission") by Illinois Power Company, an Illinois corporation ("IPC"), Illinova Corporation, an Illinois corporation ("Illinova"), and Dynegy Inc., an Illinois corporation ("Dynegy"), in connection with a tender offer by Illinova and Dynegy for any and all of IPC's outstanding cumulative preferred stock. Terms not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase and Consent Statement filed as Exhibit (a)(1)(i) to Tender Offer Statement on Schedule TO, filed with the Commission by IPC, Illinova and Dynegy on February 25, 2002.

      The information set forth in the Press Release, dated February 26, 2002, issued by Dynegy Inc. and in the advertisement appearing in the Wall Street Journal on February 26, 2002 hereby is incorporated by reference in response to the items of this Schedule TO.

ITEM 12. EXHIBITS

      Item 12 is hereby amended and supplemented to add thereto the following:

EXHIBIT
NUMBER            DESCRIPTION
--------          ------------

(a)(1)(viii)      Press Release issued by Dynegy Inc., dated February 26, 2002*

(a)(1)(ix) Advertisement appearing in the Wall Street Journal on February 26, 2002*

----------------
*     Filed herewith.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.


Dated:  February 27, 2002           ILLLINOIS POWER COMPANY


                                    By:   /s/ STEPHEN W. BERGSTROM
                                       ---------------------------------
                                    Name:  Stephen W. Bergstrom
                                    Title: Chief Executive Officer

                                    ILLINOVA CORPORATION


                                    By:   /s/ STEPHEN W. BERGSTROM
                                       ---------------------------------
                                    Name:  Stephen W. Bergstrom
                                    Title: Executive Vice President


                                    DYNEGY INC.


                                    By:   /s/ STEPHEN W. BERGSTROM
                                       ---------------------------------
                                    Name:  Stephen W. Bergstrom
                                    Title: President and Chief Operating Officer

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
--------          ------------

(a)(1)(viii)      Press Release issued by Dynegy Inc., dated February 26, 2002*

(a)(1)(ix) Advertisement appearing in the Wall Street Journal on February 26, 2002*

----------------
*     Filed herewith.